SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 8, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

SIGNATURES

Date   September 8, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a EUR 100 million fine paper line to UPM-Kymmene, Changshu in China

(Helsinki, Finland, September 8, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a large papermaking line to UPM-Kymmene (Changshu) Paper Industry Co. Ltd., in China. The value of the order is EUR 100 million. The production line will start up in summer 2005.

In addition to the paper machine, Metso Paper’s delivery will include air systems and winders. Metso Automation will supply the paper machine’s automation system, and Metso Drives the mechanical drives.

The new paper machine will have a wire width of 10.4 m and a design speed of 2,000 m/min. The annual production capacity of the new line will be 450,000 tons of uncoated copy and offset papers.

China’s annual paper and board consumption is growing rapidly, and the country is expected to become the largest paper consumer in the world. To satisfy the increasing demand, the paper industry in China is heavily investing in increasing and renewing its production capacity. Since 1997 Metso Paper has sold 14 paper and board machines to the country.

The UPM-Kymmene Changshu mill is located along the Yangtse River, approximately 100 km from Shanghai. After the start-up of the new machine, the annual production capacity of the mill will be 800,000 tons of fine paper.

UPM-Kymmene is one of the leading paper companies in the world. UPM-Kymmene’s net sales in 2002 were EUR 10.5 billion, and it employed approximately 36,000 people. The company has production in 17 countries and an extensive sales network comprising over 170 sales and distribution companies.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Hannu Mälkiä, President, Paper Business Line, Metso Paper, tel. +358 400 460 587.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.